

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2024

Jie Xiao
Chief Executive Officer
YSX Tech Co., Ltd
401, 4 / F, Building 12
1601 South Guangzhou Avenue
Haizhu District, Guangzhou, Guangdong, PRC

> **Re: YSX Tech Co., Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted February 26, 2023**
> **File No. 377-06871**

Dear Jie Xiao:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted February 26, 2023

Capitalization, page 54

1.   Please revise to include the long-term loans that are presented on your September 30, 2023 balance sheet on your table of capitalization. Refer to Item 3.B of Form 20-F for guidance.

       Please contact Patrick Kuhn at 202-551-3308 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Linda Ni